FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 2, 2007

Item 3: News Release:

A news release dated and issued on October 2, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp appoints new directors.

Item 5: Full Description of Material Change:

Vancouver, British Columbia – October 2, 2007: Pacific North West Capital Corp. (PFN -- TSX.V, PAWEF -- OTCBB, P7J-- Frankfurt) -- Pacific North West Capital Corp. (the "Company") announces that effective immediately, Morris Medd, Steve Oakley, and Alexander Walcott have elected to step down as Directors of the Board of Pacific North West Capital Corp. They will be replaced by Mr. Jordan Point and Ms. Linda Holmes.

Mr. Barr stated, "I would like to thank all three Directors for their support during their tenure on the board for Pacific North West Capital Corp.  On behalf of the Board of Directors of Pacific North West Capital Corp, Harry Barry would like to welcome Ms. Linda Holmes and Mr. Jordon Point to our board.  The members of the Board of Directors are looking forward to working closely with Ms. Holmes and Mr. Point to further develop our corporate objectives.

Ms. Linda Holmes has been a Canadian/U.S. Regulatory Compliance Consultant to public companies since 1994.  Additionally, Ms. Holmes has served as a Director of Public Relations and Compliance Manager for over 15 years for a group of publicly traded mineral exploration companies trading on the TSX and Nasdaq.  Since August 2003 Ms. Holmes has been a Corporate Secretary and Director with Companies engaged in the development of gold, uranium, and base metal projects internationally and has an extensive background with corporate governance in our industry.

Mr. Jordan Point has a comprehensive background in environmental law enforcement.  Mr. Point’s career has been highlighted from being recognized as Valedictorian and top recruit from the class and faculty at the Justice Institute of British Columbia to his continued career as a Federal Officer and as a Detachment Supervisor.  As an elected First Nation Council Member for six consecutive terms with Musqueam First Nation, Mr. Point has extensive experience working in Intergovernmental affairs between Federal and Provincial Governments and First Nations.  Mr. Point has a strong background in Land-Based Negotiations, and Public Dispute Resolution, as well as a keen interest in the environment and stewardship of our natural resources.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals.  Management's corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and Soquem.  The company has $10 Million in working capital and securities with no debt.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 3rd day of October 2007.